Benkai Bouey, Esq.

Attorney at Law

(310) 265-4500

January 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano Esq.

Re:	Triton Pacific Investment Corporation, Inc.

Post-Effective Amendment No. 2 to the Registration Statement on Form N-2

File Number 333-174873

Dear Mr. Distefano:

Triton Pacific Investment Corporation, Inc. (the “Company”) previously filed a registration statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) which was brought effective on September 4, 2012 for the registration of up to 20,000,000 shares of common stock of the Company under the Securities Act of 1933 (the “Securities Act”). Post-effective amendment 1 was filed on October 31, 2012 for the purpose updating certain matters with regards to the filing.

In response to our filing the Securities and Exchange Commission (the “Commission”) provided comments to the Company on December 14, 2012, telephonically . On behalf of the Company and in response to your comments we submit this letter, in conjunction with the filing of Post-Effective Amendment No 2. For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1: You asked us to obtain an updated consent from our accounting firm as of a more recent date.

Response: Enclosed please find an updated consent from FGMK.

Comment 2: You have asked us to comment on the waiver of management fees stated in 10Q of the company.

Response: In accordance with the Investment Advisor Agreement between the Company and the Advisor the Advisor is due a fee on the total assets of the Company, including cash. As such, in the previous quarter the Advisor has accumulated a fee of $714. However, the Advisor has chosen to waive that fee for the quarter as is reflected on the Company’s 10Q.

Comment 3: You have asked us to include the following statement on the front cover of the prospectus “As a result, based on the current public offering price, you would have to experience a total return on your investment of between 14% and 18% in order to recover these expenses.”

Response: We have revised the front cover to include the statement.

Comment 4: You have asked us to change the language of the following sentence “Though, in accordance with the Advisers Act, the Adviser is entitled to an incentive fee on both current income earned and income from capital gains, the Adviser has agreed to waive its right to any incentive fees from current income.” to the following: “Though, pursuant to the Advisers Act, the Adviser could receive an incentive fee on both current income earned and income from capital gains, the Adviser has agreed to waive its right to any incentive fees from current income.”

Response: Please see the recommended changes in the Amended N-2.

Comment 5: You have asked us to confirm that the Adviser’s agreement to not accept performance fees on current income is contractual.

Response: The agreement between the Adviser and the Company to not charge any fees on current income is pursuant to the Investment Adviser Agreement between the Company and the Adviser and as such is contractual. The agreement can be terminated by the Company upon 60 days written notice and by the Adviser upon 120 days written notice. Further pursuant to the Company Act, after the first two years, the Adviser Agreement will need to be approved annually by the board. We believe that Post-Effective Amendment No. 2 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should

We believe that Post-Effective Amendment No.2 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should it prove useful, we would gladly provide to the SEC marked copies of all changed documents to facilitate ease of review. For such a copy or if you have any questions or comments please do not hesitate to call Benkai Bouey at (310) 265-4500.

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Very truly yours,

Benkai Bouey

By:	/s/ Benkai Bouey
Attorney for Triton Pacific Investment Corporation, Inc.